File Nos. 33-51626; 811-07148

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. [ ]

Post-Effective Amendment No. 51

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. 52

(Check appropriate box or boxes)

SCHWARTZ INVESTMENT TRUST

(Exact Name of Registrant as Specified in Charter)

801 West Ann Arbor Trail, Suite 244

Plymouth, Michigan 48170

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (734) 455-7777

George P. Schwartz

Schwartz Investment Counsel, Inc.

801 West Ann Arbor Trail, Suite 244

Plymouth, Michigan 48170

(Name and Address of Agent for Service)

Copies to:

Matthew J. Van Wormer, Esq.

Sullivan & Worcester LLP

1666 K Street, NW

Washington, D.C. 20006

It is proposed that this filing will become effective (check appropriate box):

/X/	immediately upon filing pursuant to paragraph (b)

/ / on __________ pursuant to paragraph (b)

/ / 60 days after filing pursuant to paragraph (a)(1)

/ / on (date) pursuant to paragraph (a)(1)

/ / 75 days after filing pursuant to paragraph (a)(2)

/ / on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note: This Post-Effective Amendment is being filed solely to file updated exhibits to the Registration Statement on Form N-1A.

PART A

Incorporated by reference to Post-Effective Amendment No. 50 Filed on April 28, 2025 (File Nos. 33-51626 and 811-07148)

PART B

Incorporated by reference to Post-Effective Amendment No. 50 Filed on April 28, 2025 (File Nos. 33-51626 and 811-07148)

PART C.	OTHER INFORMATION

Item 28.		Exhibits
(a)		Agreement and Declaration of Trust – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 11 filed on April 19, 2001
(b)		Bylaws – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 18 filed on February 15, 2005
(c)		Incorporated by reference to Agreement and Declaration of Trust and Bylaws
(d)	(i)	Advisory Agreement with Schwartz Investment Counsel for the Ave Maria Value Focused Fund – Filed herewith
	(ii)	Advisory Agreement with Schwartz Investment Counsel for the Ave Maria Value Fund – Filed herewith
	(iii)	Investment Management Agreement with Schwartz Investment Counsel for the Ave Maria Bond Fund – Filed herewith
	(iv)	Investment Management Agreement with Schwartz Investment Counsel for the Ave Maria Growth Fund – Filed herewith
	(v)	Advisory Agreement with Schwartz Investment Counsel for the Ave Maria Rising Dividend Fund – Filed herewith
	(vi)	Advisory Agreement with Schwartz Investment Counsel, Inc. for the Ave Maria World Equity Fund – Filed herewith
	(vii)	Advisory Agreement with Schwartz Investment Counsel, Inc. for the Ave Maria Growth Focused Fund – Filed herewith
(e)	(i)	Distribution Agreement with Ultimus Fund Distributors, LLC – Filed herewith
	(ii)	Form of Dealer Agreement with Ultimus Fund Distributors, LLC –Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 45 filed on April 30, 2021.
(f)		Inapplicable
(g)		Custody Agreement with US Bank, N.A. – Filed herewith
(h)	(i)	Amended and Restated Mutual Fund Services Agreement with Ultimus Fund Solutions, LLC – Filed herewith
	(ii)	Expense Limitation Agreements (with respect to the Ave Maria Value Focused Fund, Ave Maria Value Fund, Ave Maria Growth Fund, Ave Maria Rising Dividend Fund, Ave Maria World Equity Fund, Ave Maria Bond Fund and Ave Maria Growth Focused Fund) with Schwartz Investment Counsel, Inc. – Filed herewith
	(iii)	Indemnification Agreement between the Catholic Advisory Board and the Trust with respect to the Ave Maria Mutual Funds – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 32 filed on April 30, 2014

	(iv)	Opinion and Consent of Counsel relating to Issuance of Shares – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 24 filed on February 16, 2010
	(v)	Opinion and Consent of Counsel Relating to Issuance of Shares of Ave Maria Focused Fund – Incorporated herein by reference to Registrant’s Post-Effective Amendment No.44 filed on April 29, 2020
(i)		Consent of Independent Registered Public Accounting Firm – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 50 filed on April 28, 2025
(j)		Inapplicable
(k)		Agreement Relating to Initial Capital – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 11 filed on April 19, 2001
(l)		Inapplicable
(m)		Inapplicable
(n)		Reserved
(o)	(i)	Code of Ethics of Registrant – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 40 filed on April 30, 2018
	(ii)	Code of Ethics of Schwartz Investment Counsel, Inc. – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 45 filed on April 30, 2021
	(iii)	Code of Ethics of Ultimus Fund Distributors, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 48 filed on April 26, 2024
Other	(i)	Powers of Attorney for Donald J. Dawson, Jr., John J. McHale, Edward J. Miller and William A. Morrow – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 47 filed on May 1, 2023
	(ii)	Power of Attorney for Joseph M. Grace – Filed herewith
Item 29		Persons Controlled by or Under Common Control with Registrant.
No person is directly or indirectly controlled by or under common control with the Registrant.
Item 30		Indemnification

Article VI of the Registrant’s Agreement and Declaration of Trust provides for indemnification of officers and Trustees as follows:

"Section 6.4 INDEMNIFICATION OF TRUSTEES, OFFICERS, ETC. The Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered

Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Section 6.5 ADVANCES OF EXPENSES. The Trust shall advance attorneys’ fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended,

The 1940 Act, and Ohio Revised Code Chapter 1707, as amended. In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

Section 6.6 INDEMNIFICATION NOT EXCLUSIVE, ETC. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, "Covered Person" shall include such person’s heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant maintains a standard mutual fund and investment advisory professional and directors’ and officers’ liability policy. The policy provides coverage to the Registrant, its Trustees and officers, and its investment adviser. Coverage under the policy includes losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty. The Trustees and officers of Registrant will not seek recovery of losses under the policy without having first received an opinion of counsel of Registrant or a decision from a court of appropriate jurisdiction that recovery under the policy is not contrary to public policy as expressed in Section 17(h) of the 1940 Act or otherwise.

The Advisory Agreements with Schwartz Investment Counsel, Inc. (the "Adviser") provide that the Adviser shall not be liable for any action taken, omitted or suffered to be taken by it in its reasonable judgment, in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Agreements, or in accordance with (or in the absence of) specific directions or instructions from Registrant, provided, however, that such acts or omissions shall not have resulted from Adviser’s willful misfeasance, bad faith or gross negligence, a violation of the standard of care established by and applicable to the Adviser in its actions under the Agreements or breach of its duty or of its obligations thereunder.

The Distribution Agreement with Ultimus Fund Distributors, LLC (the "Distributor") provides that the Distributor, its directors, officers, employees, partners, shareholders and control persons shall not be liable for any error of judgment or mistake of law or for any loss suffered by Registrant in connection with the matters to which the Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under the Agreement. Registrant will advance attorneys’ fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

The Indemnification Agreement between members of the Catholic Advisory Board (the "CAB") and the Trust provides that the Ave Maria Mutual Funds shall indemnify each of the CAB members against all liabilities, including but not limited to, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any CAB member in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such CAB member may be or may have been involved as a party or otherwise or with which such CAB member may be or may have been threatened, while in office or thereafter, by reason of being or having been a CAB member in connection with the Ave Maria Mutual Funds, and except that no CAB member shall be indemnified against any liability to the funds or their shareholders to which such CAB member would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such CAB member’s office.

Notwithstanding any provisions to the contrary in Registrant’s Agreement and Declaration of Trust, in Ohio law or in the Advisory Agreements and the Distribution Agreement, Registrant will not indemnify its Trustees and officers, the Adviser or the Distributor for any liability to the Registrant or its shareholders to which such persons would otherwise be subject unless (1) a final decision on the merits is made by a court or other body before whom the proceeding was brought that the person to be indemnified ("indemnitee") was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties ("disabling conduct") or (2) in the absence of such a decision, a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of Trustees who are neither "interested persons" of Registrant as defined in the Investment Company Act of 1940 nor parties to the proceeding ("disinterested, non-party Trustees"), or (b) an independent legal counsel in a written opinion. Registrant may advance attorneys’ fees or other expenses incurred by the indemnitee in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification, so long as one of the following conditions is met: (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

Item 31.

Business and Other Connections of the Investment Adviser

The Adviser has been registered as an investment adviser since 1988 and provides investment advisory services to individuals and institutions.

The directors and officers of the Adviser are listed below. The business address of the directors and principal officers of the Adviser is 801 West Ann Arbor Trail Suite 244, Plymouth, Michigan 48170, except the address of those indicated by * is 5060 Annunciation Circle, Suite 100, Ave Maria, Florida 34142. No director or officer was engaged in any other business, profession, vocation, or employment of a substantial nature at any time during the past two years.

George P. Schwartz

Timothy S. Schwartz*

Cathy M. Stoner

Michael J. Schwartz*

Robert C. Schwartz*

Item 32.	Principal Underwriter
(a)	The Distributor, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, also acts as the principal underwriter for the following registered investment companies:

Open-end
Williamsburg Investment Trust	Valued Advisers Trust
Hussman Investment Trust	Unified Series Trust
The Investment House Funds	Papp Investment Trust
The Cutler Trust	Yorktown Funds
Exchange Place Advisors Trust	CM Advisers Family of Funds
Cantor Select Portfolios Trust	Ultimus Managers Trust
Chesapeake Investment Trust	Conestoga Funds
Eubel Brady & Suttman Mutual Fund Trust	Bruce Fund, Inc.
Centaur Mutual Funds Trust	Caldwell & Orkin Funds, Inc.
Oak Associates Funds	Capitol Series Trust
Segall Bryant & Hamill Trust	VELA Funds
Commonwealth International Series Trust	Volumetric Fund
HC Capital Trust	James Advantage Funds
Johnson Mutual Funds Trust	Waycross Independent Trust
MSS Series Trust	New Age Alpha Funds Trust
Connors Funds	ONEFUND TRUST
New Age Alpha Variable Funds Trust	WesMark Funds
XD Fund Trust	Plumb Funds
Closed-end
Peachtree Alternative Strategies Fund	Private Debt & Income Fund
Fairway Private Equity & Venture Capital Opportunities Fund	Lind Capital Partners Municipal Credit Income Fund
Dynamic Alternatives Fund	Cantor Fitzgerald Infrastructure Fund
Flat Rock Enhanced Income Fund	83 Investment Group Income Fund
Fairway Private Markets Fund	Beacon Pointe Multi Alternative Fund
Axxes Opportunistic Credit Fund	MidBridge Private Markets Fund
Flat Rock Core Income Fund	Flat Rock Opportunity Fund
Booster Income Opportunities Launch	OneAscent Capital Opportunities Fund
CAZ Strategic Opportunities Fund

(b)	The following list sets forth the executive officers of the Distributor. The address of the Distributor and the persons named below is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.
Name	Position with Distributor	Position with Registrant
Kevin Guerette	President	None
Stephen L. Preston	Vice President/CCO	Assistant Vice President/AML Compliance Officer
Melvin Van Cleave	Chief Technology Officer	None
Douglas K. Jones	Vice President	None
(c)	Not applicable

Item 33	Location of Accounts and Records
Inapplicable
Item 34	Management Services Not Discussed in Parts A or B
Inapplicable
Item 35	Undertakings
Inapplicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this registration statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth and State of Michigan on the 6th day of November 2025.

SCHWARTZ INVESTMENT TRUST
By /s/ George P. Schwartz
George P. Schwartz, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George P. Schwartz	President and Trustee (Chief Executive Officer)	November 6, 2025
George P. Schwartz
/s/ Timothy S. Schwartz	Treasurer (Chief Financial Officer and Principal Accounting Officer)	November 6, 2025
Timothy S. Schwartz
Trustee
Donald J. Dawson, Jr.*
Trustee
John J. McHale, Jr.*
Trustee
Edward J. Miller*
Trustee
William A. Morrow*
Trustee
Joseph M. Grace*
/s/ George P. Schwartz
George P. Schwartz Attorney-in-fact* November 6, 2025

  INDEX TO EXHIBITS

Item 28 (d)(i)	Advisory Agreement for the Ave Maria Value Focused Fund
Item 28 (d)(ii)	Advisory Agreement for the Ave Maria Value Fund
Item 28 (d)(iii)	Investment Management Agreement for the Ave Maria Bond Fund
Item 28 (d)(iv)	Investment Management Agreement for the Ave Maria Growth Fund
Item 28 (d)(v)	Advisory Agreement for the Ave Maria Rising Dividend Fund
Item 28 (d)(vi)	Advisory Agreement for the Ave Maria World Equity Fund
Item 28 (d)(vii)	Advisory Agreement for the Ave Maria Growth Focused Fund
Item 28 (e)	Distribution Agreement with Ultimus Fund Distributors, LLC
Item 28 (g)	Custody Agreement with US Bank
Item 28 (h)(i)	Amended and Restated Mutual Fund Services Agreement with Ultimus Fund Solutions, LLC
Item 28(h)(ii)	Expense Limitation Agreement for the Ave Maria Value Focused Fund, Ave Maria Value Fund, Ave Maria Growth Fund, Ave Maria Rising Dividend Fund, Ave Maria World Equity Fund, Ave Maria Bond Fund and Ave Maria Growth Focused Fund
Other	Power of Attorney for Joseph M. Grace